Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Annapurna Bio, Inc.	Delaware

Basecamp Bio Inc.	Cayman Islands

Gasherbrum Bio, Inc.	Delaware

Lhotse Bio, Inc.	Delaware

Shanghai ShouTi Biotechnology Co., Ltd. (上海硕迪生物技术有限公司)	People’s Republic of China

ShouTi Hong Kong Limited	Hong Kong

Structure Therapeutics USA Inc.	Delaware
Aconcagua Bio, Inc.	Delaware
Gimigela Bio, Inc.	Delaware
Gangkhar Bio Inc.	Delaware